WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

SUPPL

08000399

SEC
Mail Processing
Section

JAN 28 2008

Washington, DC
101

January 22, 2008

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Correction to Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

THIS SUBMISSION CORRECTS AN ERROR SET FORTH IN OUR SUBMISSION SENT JANUARY 17, 2008. PLEASE NOTE THAT THE CORRECT ISSUE DATE FOR THE ATTACHED FILING IS JANUARY 17, 2008.

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS	January 17, 2008

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Very truly yours,

By: [signature]
Kenneth J. Miles
Authorized Representative

dlw 1/29

Enclosures

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. The notification relates to

A TRANSACTION NOTIFIED IN ACCORDANCE WITH *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

MARTHA LANE FOX

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES TO POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

STRAND NOMINEES

8 State the nature of the transaction

PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

13,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£3.945

14. Date and place of transaction

17 JANUARY 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,000 ORDINARY SHARES

16. Date issuer informed of transaction

17 JANUARY 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

ANTHONY CLARKE

020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

17 JANUARY 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. The notification relates to

A TRANSACTION NOTIFIED IN ACCORDANCE WITH *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

MARTHA LANE FOX

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES TO POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

STRAND NOMINEES

8 State the nature of the transaction

PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

13,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£3.945

14. Date and place of transaction

17 JANUARY 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,000 ORDINARY SHARES

16. Date issuer informed of transaction

17 JANUARY 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

ANTHONY CLARKE

020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

17 JANUARY 2008

END

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

SEC
Mail Processing
Section

January 22, 2008

JAN 28 2008

Washington, DC
101

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Correction to Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY	January 21, 2008

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
Kenneth J. Miles
Authorized Representative

Enclosures

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

The following information is disclosed under DTR 3.1.4R(1)

1. **Dividend Reinvestment Plan**

The Company was informed on 18 January 2008 that on 11 January 2008 the following PDMRs and/or their Connected Persons acquired Marks and Spencer Group plc Ordinary shares of 25p each, purchased in London at a price of £3.94 each, under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 11 January 2008:

Name of PDMR	No. of Shares Acquired
Lord Burns	408
Guy Farrant	961
Steven Sharp	1,667
Lesley Sharp	9

2. **PEPs**

The Company was informed on 18 January 2008 that on 11 January 2008, the following PDMR acquired Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £4.02 each, as a reinvestment of dividend in a PEP registered under the name of Marks & Spencer Savings and Investments Limited:

Name of PDMR	No. of Shares Acquired
Graham Oakley	18

3. **Deferred Share Bonus Plan 2006 - Dividend Reinvestment Plan**

The Company was informed on 18 January 2008 that on 11 January 2008, the following PDMRs were allocated Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £3.915 each, as a reinvestment of dividends from shares held in Trust under the Deferred Share Bonus Plan 2006. These shares are also held in Trust and will be awarded when the plan vests in July 2009:

Name of PDMR	No. of Shares Acquired
Graham Oakley	985
Stuart Rose	757
Steven Sharp	1,397

4. **Deferred Share Bonus Plan 2007 - Dividend Reinvestment Plan**

The Company was informed on 18 January 2008 that on 11 January 2008, the following PDMRs were allocated Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £3.915 each, as a reinvestment of dividends from shares held in Trust under the Deferred Share Bonus Plan 2007. These shares are also held in Trust and will be awarded when the plan vests in June 2010:

Name of PDMR	No. of Shares Acquired
Guy Farrant	764
Graham Oakley	779
Stuart Rose	4,678
Steven Sharp	2,339

5. **Restricted Share Plan - Dividend Reinvestment Plan**

The Company was informed on 18 January 2008 that on 11 January 2008, the following PDMRs were allocated Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £3.915 each, as a reinvestment of dividends from shares held in Trust under the Restricted Share Plan. These shares are also held in Trust and will be awarded when the plan vests in June 2010:

Name of PDMR	No. of Shares Acquired
Steven Esom	1,485
Carl Leaver	1,485

6. **PDMRs' Holdings**
Following the above notifications, the PDMRs' holdings, including those of their Connected Persons, are confirmed as follows:

Name of PDMR	Total Holding of Ordinary Shares	Total Percentage Holding
Lord Burns	46,951	De minimis
Steve Esom	24,360*	De minimis
Guy Farrant	63,113*	De minimis
Carl Leaver	17,954*	De minimis
Graham Oakley	106,217*	De minimis
Steven Sharp	83,643*	De minimis
Stuart Rose	750,416*	De minimis

* holding does not include Dividend Reinvestment shares allocated through the Deferred Share Bonus Plan 2006 the Deferred Share Bonus Plan 2007 or the Restricted Share Plan as these are not awarded until the plans vest.

For further information, please contact:

Anthony Clarke

020 8718 9940

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

The following information is disclosed under DTR 3.1.4R(1)

1. **Dividend Reinvestment Plan**

The Company was informed on 18 January 2008 that on 11 January 2008 the following PDMRs and/or their Connected Persons acquired Marks and Spencer Group plc Ordinary shares of 25p each, purchased in London at a price of £3.94 each, under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 11 January 2008:

Name of PDMR	No. of Shares Acquired
Lord Burns	408
Guy Farrant	961
Steven Sharp	1,667
Lesley Sharp	9

2. **PEPs**

The Company was informed on 18 January 2008 that on 11 January 2008, the following PDMR acquired Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £4.02 each, as a reinvestment of dividend in a PEP registered under the name of Marks & Spencer Savings and Investments Limited:

Name of PDMR	No. of Shares Acquired
Graham Oakley	18

3. **Deferred Share Bonus Plan 2006 - Dividend Reinvestment Plan**

The Company was informed on 18 January 2008 that on 11 January 2008, the following PDMRs were allocated Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £3.915 each, as a reinvestment of dividends from shares held in Trust under the Deferred Share Bonus Plan 2006. These shares are also held in Trust and will be awarded when the plan vests in July 2009:

Name of PDMR	No. of Shares Acquired
Graham Oakley	985
Stuart Rose	757
Steven Sharp	1,397

4. **Deferred Share Bonus Plan 2007 - Dividend Reinvestment Plan**

The Company was informed on 18 January 2008 that on 11 January 2008, the following PDMRs were allocated Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £3.915 each, as a reinvestment of dividends from shares held in Trust under the Deferred Share Bonus Plan 2007. These shares are also held in Trust and will be awarded when the plan vests in June 2010:

Name of PDMR	No. of Shares Acquired
Guy Farrant	764
Graham Oakley	779
Stuart Rose	4,678
Steven Sharp	2,339

5. **Restricted Share Plan - Dividend Reinvestment Plan**

The Company was informed on 18 January 2008 that on 11 January 2008, the following PDMRs were allocated Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £3.915 each, as a reinvestment of dividends from shares held in Trust under the Restricted Share Plan. These shares are also held in Trust and will be awarded when the plan vests in June 2010:

Name of PDMR	No. of Shares Acquired
Steven Esom	1,485
Carl Leaver	1,485

6. **PDMRs' Holdings**
Following the above notifications, the PDMRs' holdings, including those of their Connected Persons, are confirmed as follows:

Name of PDMR	Total Holding of Ordinary Shares	Total Percentage Holding
Lord Burns	46,951	De minimis
Steve Esom	24,360*	De minimis
Guy Farrant	63,113*	De minimis
Carl Leaver	17,954*	De minimis
Graham Oakley	106,217*	De minimis
Steven Sharp	83,643*	De minimis
Stuart Rose	750,416*	De minimis

* holding does not include Dividend Reinvestment shares allocated through the Deferred Share Bonus Plan 2006 the Deferred Share Bonus Plan 2007 or the Restricted Share Plan as these are not awarded until the plans vest.

For further information, please contact:

Anthony Clarke

020 8718 9940

END